SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Initial Filing)*

Georgia-Pacific Corporation
________________________________________________________
(Name of Issuer)


Timber Group Common Stock
_______________________________________________________
(Title of Class and Securities)

373298702
_______________________________________________________

(CUSIP Number of Class of Securities)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))





CUSIP No. 373298702                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      9,604,900 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER
                                          2,288,700 shares (No Vote)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :       11,854,600 shares
                                   __________________________________________
                                   :(8)  SHARED OR NO DISPOSITIVE POWER


                                            39,000 shares (None)
_____________________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
        11,893,600 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       13.6 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________


CUSIP No.  373298702                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________



Item 1.

     (a). Name of Issuer: Georgia-Pacific Corporation
          ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          133 Peachtree Street, N.E.
          Atlanta, GA 30303

Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

(1)		Southeastern Asset Management, Inc.
              	6410 Poplar Ave., Suite 900
              	Memphis, TN 38119

 (2)		Mr. O. Mason Hawkins
              	Chairman of the Board and C.E.O.
              	Southeastern Asset Management, Inc.
              	6410 Poplar Ave., Suite 900
              	Memphis, TN 38119


     (c). Citizenship:

Southeastern Asset Management, Inc. - A Tennessee corporation

Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities: Timber Group Common Stock (the "Securities").

     (e). Cusip Number:  373298702


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:


(e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g) Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 12/31/98)
            11,893,600 shares

     (b). Percent of Class:
            13.6 %

          Above percentage is based on 87,331,021 shares of Timber Group Common Stock outstanding.

The Common Stock of the Issuer includes Georgia Pacific Group Common Stock ("GP Common")(87,976,547 shares outstanding) and Timber Group Common Stock ("TG Common")(87,331,021 shares outstanding). The GP Common has one vote per share, while the TG Common has variable voting rights, as described in the Issuer's Articles of Incorporation. For the Issuer's 1998 Annual Meeting, the TG Common received 0.403 votes per share. Taking into account the shares which the Filer has no right to vote, and using the .403 votes per share ratio established for the 1998 annual meeting, the Filer's beneficial ownership of TG Common represents 3.1% of the Issuer's outstanding voting power.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                    9,604,900 shares

          (ii).  shared or no power to vote or to direct the vote:

No Power to Vote - 2,288,700

          (iii). sole power to dispose or to direct the disposition of:

                    11,854,600 shares

          (iv). shared or no power to dispose or to direct the disposition of:

No Power - 39,000 shares

Item 5. Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A



Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: January 20, 1999

                              Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Vice President and General Counsel


                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 20th day of January, 1999.

Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Vice President and General Counsel


                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________




1
TGP13G.doc

SCHEDULE 13G - Georgia Pacific Corporation ("Issuer")
 Initial Filing, Timber Group Common Stock

7
13GFORM1.doc